Exhibit 21.1

SUBSIDIARIES OF THE COMPANY

Jurisdiction of Incorporation
Fleet Street Corp.	Delaware

Bottomline Technologies Limited	United Kingdom

Bottomline Technologies Europe Limited	United Kingdom

Bottomline Transactional Services Limited	United Kingdom